

Mail Stop 4561

September 1, 2016

Mr. Darren G. Myers
Chief Financial Officer
Celestica Inc.
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7

> **Re: Celestica Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 7, 2016**
> **File No. 001-14832**

Dear Mr. Myers:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

19. Income Taxes, page F-42

1.   We note your disclosure that during 2015 you recorded a net income tax expense of $42.2 million which was negatively impacted by $12.2 million attributable to taxable foreign exchange impacts. However, we note that the foreign exchange impact described in your rate reconciliation is $3.4 million. Please reconcile these disclosures. Further, it appears that there are additional material reconciling items that impacted your tax expense during 2015 including $15.1 million relating to "Other, including non-taxable/non-deductible items and changes to net provisions related to tax uncertainties" and $15.3 million relating to "Change in unrecognized tax losses and deductible temporary differences." Please further describe the nature of these reconciling items and how they impacted your

Mr. Darren G. Myers
Celestica Inc.
September 1, 2016
Page 2

tax expense. Tell us what consideration you gave to further explaining all of the factors that materially impacted your tax expense for the period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services